Micro Trends in Compute

Five structural shifts transforming silicon from IT expense into the world's most vital financial commodity.



01

SaaS: Never to Be Seen Again

Margin Compression

Traditional per-seat SaaS economics are collapsing. Enterprise software is rapidly transitioning into direct AI inference execution, eroding legacy 80%+ software margins as compute becomes the dominant cost.

Compute-Native Units

Value has shifted down the stack. Software is no longer priced per user per month, but consumed per token, per TFLOPS, and per GPU-hour. Compute capacity is now the fundamental unit of COGS.


Admin Operator
Total Sales
$612.917
Customer habits
Seen product
Sales
Customer Growth
United States
2,417
Germany
1,890
United Kingdom
1,230

02 US vs China: Global Commodity

The 21st Century Oil

Compute has officially replaced petroleum as the world's strategic asset. Superpower dominance is now measured in FLOPS and semiconductor manufacturing capacity.

Sovereign Compute & Trade

Export controls on advanced GPUs (H100 & B200) define international diplomacy. Nations are racing to establish Sovereign Compute reserves to safeguard national security.

03 Futurization of Compute

OCT

5

2026 CME LAUNCH

Birth of a Derivatives Market

On October 5, 2026, the Chicago Mercantile Exchange (CME Group) launches standardized GPU Compute Futures based on Silicon Data index rates for Nvidia H100 and B200 chips.

This landmark market financializes raw processing power, giving hyperscalers, AI builders, and institutional investors standardized tools to hedge multi-billion dollar GPU price volatility.

03 Futurization of Compute

Standardizing the Compute Asset

Asset Dimension	Traditional Energy (Crude Oil)	CME Compute Futures (GPU)
Unit of Trade	1,000 U.S. Barrels	One Month GPU Rental Index (H100 / B200)
Underlying Benchmark	WTI / Brent Spot Price	Silicon Data Hourly Rental Rate Index
Primary Market Risk	Geopolitical Supply & Refining Outages	Hardware Obsolescence & Rental Price Swings
Key Hedging Parties	Refiners, Airlines, Oil Producers	Hyperscalers, AI Labs, Cloud Providers

04 State & Local Regulation

Grid Capacity Battles

Local utility commissions are conditioning data center interconnects on power grid upgrades, clean energy commitments, and microgrid co-location.

Municipal Zoning

Local NIMBYism, water consumption mandates, and acoustic emissions bylaws are delaying hyperscale site permitting across key counties.

State AI Legislation

State-level safety and compliance mandates are creating a fragmented regulatory mosaic that demands localized operational agility.

04 State & Local Regulation

The Grid & Energy Bottleneck

Data Center Power Demand Growth (GW) vs. Utility Interconect Timelines. Power availability is te ultimate constraint on global compute expansion.


2024
2025
2026 (CME Launch)
2027

Data Center Power Demand Growth (GW) vs Utility Interconnect Timelines. Power availability is the ultimate constraint on global compute expansion.

05 Enterprise AI Spend is Shifting to Open-Weight Models

Adoption

Enterprises are routing internal AI workloads to open-weight models.

SIEMENS
coinbase
airbnb
DOORDASH

Quality

GLM 5.2 outscores GPT-5.5 on SWE-bench Pro.


62.1
58.6
GLM 5.2
GPT-5.5

Pricing

Open-weight list prices run roughly 4x to 7x below frontier equivalents.


GLM 5.2
FRONTIER
$1.4
$5.0
$4.4
$30.0
INPUT
OUTPUT

Sources: Brian Armstrong via X, CNBC, Yahoo Finance; Z.ai published SWE-bench Pro results, June 2026; Z.ai and OpenAI list pricing, PANews.



Alpha Compute Strategic Vision

Infrastructure & Energy Integration

Unlocking power-secured, state-permitted sites optimized for ultra-dense GPU deployments.

Financial Risk Management

Leveraging CME Compute Futures to lock in yield on GPU hardware investments and manage rental volatility.

Navigating Local Policy

Proactive municipal grid partnerships ensuring uninterrupted hyperscale power capacity.

The Future of Compute

Leading the financialization
and infrastructure expansion
of global computing power

contact@alphacompute.com
www.alpacompute.com

ALPHA COMPUTE

APR 20.2026

New Dawn of Sovereign Intelligence

Company Overview

01

What Alpha Compute is Today

Alpha Compute Corp (Nasdaq: ALP) is a vertically integrated AI infrastructure company providing GPU-as-a-Service (GPUaaS) and confidential compute solutions to enterprise, government and developer clients worldwide.

SECTION 01

Leadership with Institutional Credibility

Brittany Kaiser

CHIEF EXECUTIVE OFFICER

- Globally recognized authority on data rights, AI governance, and digital privacy; former Business Development Director at Cambridge Analytica and prominent whistleblower whose congressional testimony helped shape U.S. and EU data legislation.
- Author and internationally sought speaker on AI ethics, sovereign data infrastructure, and enterprise privacy.
- Developed and managed three public-traded companies including the sale of Gryphon Mining to American Bitcoin (Nasdaq: ABTC) in partnership with Hut 8. Ten years experience in Bitcoin Mining and data center acquisition and development.

Enzo Villani

EXECUTIVE CHAIRMAN AND PRESIDENT

- Extensive background in corporate strategy, and enterprise technology. Responsible for overseeing financial architecture, investment strategy, operations, and risk management.
- Former Managing Director of Strategy at Nasdaq and Co-founder Nasdaq Global Corporate Solutions, Managing Partner of Alpha Sigma Capital, structured roll-ups in the financial technology and communications industries as chief strategy officer, managing over $1 billion in M&A transactions.

Yury Mitin

CHIEF BUSINESS DEVELOPMENT OFFICER

- Leads commercial partnerships, enterprise client acquisition, and ecosystem development. Responsible for driving utilization of deployed GPU capacity and structuring multi-year offtake agreements.
- Founder and Managing Partner, RSV Capital Partners. Executed over $500 million in secondary market investment SPVs including Telegram, Etoro, and Trading View.

Wes Levitt, CFA

CHIEF FINANCIAL OFFICER

- Seasoned financial executive responsible for overseeing all aspects of financial accounting, reporting, and SEC regulatory filings, while driving capital structure strategy, treasury management, and investor relations for the company.
- Portfolio manager at digital assets multi-strat hedge fund, Chief Strategy Officer at Theta Labs. Former private equity real estate fund manager. Extensive experience in financial modeling and engineering.

Strategy and Business Model

02

Business Model:
AI Confidential Compute Flywheel

All Applications Drive Revenue towards AI Compute

APPLICATIONS

Enterprise and Developer

Media | Finance | Government | Health | Entertainment | Business Suite | Personal

NETWORK

AI GPU Middleware Suite

Core modular components and content assets with AI infrastructure

Revenue Drivers
AI Developers, AI Agents, Neo-Clouds, Finance, Government, Entertainment

HARDWARE

AI Confidential Cloud

AI GPU clusters for vertical integration of Telegram Cocoon AI, AI Compute, AI Confidential Compute

Revenue Drivers
Confidential and AI Compute (Inference / Modeling)

AI Compute Supports Client Applications

Business Model:
Recurring Revenue From Owned Infrastructure

Revenue Streams

- **GPU Rental (Primary):** Hourly and reserved-capacity contracts for NVIDIA Blackwell B200 and B300 compute. Conservative base rate of $4.00 per chip per hour;
current market pricing up to $6.00 per chip per hour.
- **Enterprise Offtake Agreements:** Multi-year, fixed-capacity contracts providing revenue predictability and utilization floor.
- **Managed Inference Services:** Turnkey AI inference hosting for enterprises that require managed environments with guaranteed uptime and data isolation.
- **SPV Fees:** Management fees and carried interest from the Confidential Capital fund structure used to acquire and deploy hardware off-balance-sheet.

Unit Economics at Scale

$36.12M

Full 1,080-chip fleet: estimated annual revenue

$16.2M

504 B200 chips (Canada cluster): estimated annual revenue

$19.92M

576 B300 chips (Sweden cluster): estimated annual revenue

Strategic Differentiation

03

Why Alpha Compute Is Different

The Competitive Landscape Has a Structural Gap

- Hyperscalers (AWS, Azure, GCP) dominate general-purpose cloud AI, but their shared-infrastructure models create irresolvable data sovereignty and privacy concerns for regulated enterprises.
- Commodity GPU cloud providers (Lambda Labs, CoreWeave, RunPod) compete on price and scale but offer no hardware-level data isolation, making them unsuitable for healthcare, financial services, and government workloads.
- Alpha Compute occupies the intersection of enterprise-grade infrastructure and hardware-enforced confidentiality, a position no scaled public company currently holds.

Alpha Compute Differentiation Matrix

Dimension	Hyperscalers	Commodity GPU Cloud	Alpha Compute
Hardware Ownership	Yes	Yes	Yes
Confidential Compute	Partial	No	Yes (chip-level)
Data Sovereignty	Limited	No	Core Design Principle
Renewable Power	Varies	Varies	Hydro (CA/SE)
Application Ecosystem	Broad	None	Integrated Platform
Enterprise Privacy SLA	Shared Infra	Best-Effort	Guaranteed Isolation

Market Opportunity

04

SECTION 04

Confidential Compute: Positioned at the Inflection Point

An Emerging Category at the Intersection of AI and Security

- The confidential compute market is at an early-stage inflection point.
- Hardware vendor momentum is validating the category: NVIDIA Blackwell architectures include native TEE capabilities.
- Cloud providers have introduced limited confidential compute offerings (Azure Confidential Computing, AWS Nitro Enclaves)

Where Alpha Compute Sits in the Stack

- Bare-metal infrastructure layer: Alpha Compute owns the physical hardware.
- The company is positioned below the application layer.
- This positioning creates a defensible margin structure: enterprises pay a premium for (guaranteed confidentiality.

Market Size Indicators

~$4B

Global confidential compute market (2023) growing at 26%+ CAGR (third-party estimates)

$15B to $20B

Projected market size (2028): driven by enterprise AI and regulatory compliance demand

GPU-specific confidential compute: Nascent sub-segment with minimal scaled pure-play public operators

Sources:
GMI Confidential Computing Report (~26% CAGR);
MarketsandMarkets Industry Forecast (2028 Projection);
NVIDIA Blackwell Technical Specifications (Native TEE).

Technology and Platform

05

Platform Overview: How Alpha Compute Works

Three Integrated Platform Components

- GPU Infrastructure Layer: 1,080+ NVIDIA Blackwell B200 and B300 GPUs
- Telegram Cocoon AI Confidential Compute Network
- Shroud Developer Access Layer: An RPC (Remote Procedure Call) AI GPU compute access with Telegram Cocoon network and Midnight Network.

What Enterprises Experience

- Clients are able to connect to the network via multiple points and LLMs. Alpha Compute is LLM agnostic.
- Managed uptime SLAs, dedicated capacity options, and transparent billing.
- No hyperscaler intermediary

Hardware Advantage

- NVIDIA Blackwell B200 provides 2.5x the performance of the H100 per chip, with native confidential compute support.
- Early procurement of B200 and B300 chips at scale positions Alpha Compute ahead of competitors.

Key Investment Highlights

06

Why Alpha Compute Now: Six Investment Highlights

The following six highlights represent the core institutional investment thesis for Alpha Compute Corp.

	Investment Highlight	Core Thesis
1	Hardware-Level Privacy: A First-Mover Moat	TEE-based confidential compute at scale is rare; Alpha Compute is establishing the position before the category is contested.
2	The AI Compute Flywheel	Applications built on Gamee network (120 million registered users) and the Telegram Cocoon network drive sustained GPU utilization, creating a compounding demand loop that protects utilization rates and pricing.
3	Leadership in Confidential Computing	Brittany Kaiser's global authority on data rights is not just brand equity; it is pipeline access, regulatory credibility, and enterprise trust.
4	Blackwell Hardware at Scale, Now	1,080+ B200 and B300 chips deploying in Q4 2026; peers still cycling through H100-era infrastructure face a meaningful catch-up gap.
5	Disciplined Capital Structure via Confidential Capital	The SPV-based funds enable aggressive hardware scaling with off balance-sheet financing. Protecting equity value while capturing nearly 100% of asset cash flows.

SECTION 07


$16.1M
504 B200 Chips
[CANADA CLUSTER]
REVENUE
$5.72M
2026E GAMEE
REVENUE
$19.92M
576 B300 Chips
[SWEDEN CLUSTER]
Q4 DEPLOYMENT
$43.04M
ALPHA-01
GAMEE
ALPHA-02
Total Revenue

Growth Roadmap: From Pilot to Platform

07

SECTION 07

How the Strategy Developed

Alpha Compute's current position is the result of an aggressive, high-speed pivot. In less than seven months, we transitioned from a legacy holding to an active, revenue-generating leader in sovereign AI compute. This timeline tracks our rapid acceleration from leadership change to market dominance:

2025

August

Kaiser becomes CEO

August 2025 Enzo Villani structures a take over of a Nasdaq-listed biotech firm to create an integrated Telegram ecosystem company. Yury Mitin and Brittany Kaiser join as co-principals. Brittany Kaiser is appointed CEO.

September

Takeover Complete

September 2025 The transaction closes with an initial PIPE financing of $71 million. Villani and Mitin join firm. From this foundation, a Telegram ecosystem company is born.

October

Cocoon Partnership

October 2025 Market announcement of Telegram Cocoon AI. Thesis centered on underserved demand for privacy-preserving compute. November 2025 formalization of Cocoon partnership.

2026

Q4 2025 to Q1 2026

Infrastructure & Revenue

Q4 2025 to Q1 2026 Firmware-level programming developed to be the first H200 and B200 configured with confidential compute for non-military commercial use.

First hardware secured via lease. 504 NVIDIA B200 chips delivered to Canadian facility (February 2026). Midnight Network and Cocoon AI pilots begin generating early commercial revenue.

March to April

Scale & Brand Realization

March to April 2026 576 NVIDIA B300 chips acquired for delivery to AtNorth, Sweden. Vertical Data partnership signed ($43M). Brand relaunch as Alpha Compute Corp (NASDAQ: ALP) and new Sovereign Intelligence identity introduced to expand AI Confidential Compute market.

Roadmap (Fiscal Year 2027) 2026-2027

Alpha Compute's 2026 fiscal year ended March 31, 2026. Our 2027 fiscal year started on April 1, 2026. We have developed a road-map that includes:

- Key Executive Hires for Global Infrastructure Business
- Energy and Data Center Partnerships and Acquisitions
- AI Confidential Compute Products

2026

June

Revenue and Gamee Closes

$32 million two year off-taker signed and deposit of $7.5 million made with deployment of first cluster of compute.

Gamee acquisition finalized with expected $5.72 million for 2026 calendar year.

July

Set to Scale

Enzo Villani becomes President with expertise in scaling operations and M&A.

Brittany Kaiser keynotes Confidential Computing Summit launching Right2Compute.com.

Strategic alliances formed with Supermicro, Nvidia, Google, and Dell.

August

Power and Products

AIP is focused on closing additional clients for AI Compute and Confidential Compute for Alpha-02. With Alpha-03 and 04 coming into scope.

ALP will acquire and partner on power contracts, data centers for additional infrastructure and scale.

Right2Compute initiative launched with strategic partners, government organizations and clients.

Q4 2026

Infrastructure & Revenue

Q4 2026 ALPHA-02 go live with second customer with and estimated $19.92 million in revenue over next twelve months.

Gamee AI Compute is launched that incorporates AI products and services for over 120 million registered users.

Q1 2027

Scale & Brand Realization

Brand and Sales Campaigns for media and fintech products launch for enterprise, government, and retail users to drive more AI GPUaaS and confidential compute engagement and revenue.

Safe Harbor Statement

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including, without limitation, statements regarding our business strategy, future operations, financial position, projected results, plans, objectives, expectations, and intentions, are forward-looking statements. These forward-looking statements are based on current expectations, estimates, assumptions, and projections and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such statements. Factors that could cause actual results to differ include, among others, market conditions, competitive developments, regulatory changes, operational risks, and other risks described in our filings with the SEC.

We undertake no obligation to update any forward-looking statements contained herein, except as required by law. Past performance is not indicative of future results. This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities.